UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 24, 2004

Umpqua Holdings Corporation
(Exact Name of Registrant as Specified in Its Charter)

OREGON	000-25597	93-1261319
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

200 SW Market Street, Suite 1900
Portland, Oregon 97201
(address of Principal Executive Offices)(Zip Code)

(503) 546-2491
(Registrant's Telephone Number, Including Area Code)

(Former name or former address, if changed since last report)

Item 7. Financial Statements and Exhibits

     (a)   Financial statements of business acquired.

 Not applicable.

     (b)   Pro Forma Financial Information

 Not applicable.

     (c)   Exhibits.

The following exhibits are being filed herewith and this list shall constitute the exhibit index:

Exhibit

(99)   Press Release

Item 9. Regulation FD Disclosure

On March 24, 2004, Umpqua Holdings Corporation issued a press release announcing the declaration of a cash dividend of $.04 per share payable on April 19, 2004 to all shareholders of record as of April 2, 2004, and that it will hold a quarterly earnings conference call Thursday, April 15, 2004 at 10:00 a.m. All information in the press release, appearing in Exhibit 99, is not filed but is furnished pursuant to Regulation FD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

UMPQUA HOLDINGS CORPORATION
(Registrant)

Dated: March 24, 2004   By: /s/ Kenneth E. Roberts
                                 Kenneth E. Roberts
                                 Assistant Secretary

EXHIBIT 99

U M P Q U A   H O L D I N G S
C O R P O R A T I O N

Parent company for Umpqua Bank and Strand, Atkinson, Williams & York

<u>**FOR IMMEDIATE RELEASE**</u>

<u>**CONTACTS**</u>

Ray Davis   Dan Sullivan
Umpqua Holdings Corporation   Umpqua Holdings Corporation
503-546-2490   503-546-2492
raydavis@umpquabank.com   dansullivan@umpquabank.com

UMPQUA HOLDINGS CORPORATION ANNOUNCES FIRST QUARTER DIVIDEND

Quarterly earnings conference call scheduled for April 15, 2004

PORTLAND, Ore. - March 24, 2004- The Board of Directors of Umpqua Holdings Corporation (NASDAQ: UMPQ) today announced a cash dividend of $0.04 per share payable on April 19, 2004 to all shareholders of record as of April 2, 2004.

Umpqua Holdings Corporation will conduct a quarterly earnings conference call Thursday, April 15, 2004 at 10:00 a.m. PST where the company will discuss first quarter results and provide an update on recent activities. There will be a question-and-answer session following the presentation. Shareholders, analysts and other interested parties are invited to join the call by dialing 888-282-0171 at 9:55 a.m. The password is "UMPQUA." A rebroadcast will be available approximately one hour after the conference call by dialing 800-873-2158, or by visiting www.umpquaholdingscorp.com. Information to be discussed in the teleconference will be available on the company's website prior to the call.

Umpqua Holdings Corporation is the parent company of Umpqua Bank, an Oregon state-chartered bank recognized for its entrepreneurial approach, innovative use of technology, and distinctive banking solutions. Umpqua Bank has 64 stores throughout Oregon and Southwest Washington. Umpqua Holdings also owns a retail brokerage subsidiary, Strand, Atkinson, Williams & York, Inc. which has 14 locations throughout Oregon and Southwest Washington and offers brokerage services within Umpqua Bank stores. Additionally, Umpqua Holdings' Private Client Services Division provides tailored financial services and products to individual customers. Umpqua Holdings Corporation is headquartered in Portland, Oregon. For more information, visit www.umpquaholdingscorp.com.

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